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Alaska Air Group, Inc.                                           EXHIBIT 11
Computation of Earnings Per Common Share
(In thousands, except per share)

                                                    Three Months Ended
                                                                  March 31,

                                                            1997       1996

PRIMARY -
 Net income                                              ($5,662)   ($7,185)


Average number of shares outstanding                      14,489     13,700
Assumed exercise of stock options reduced
 by the number of shares purchased with
 the proceeds from exercise of such options                    0          0

 Average shares as adjusted                               14,489     13,700


 Primary earnings per common share                        ($0.39)    ($0.52)


FULLY DILUTED -
 Net income                                              ($5,662)   ($7,185)
 After tax interest on convertible debt                    1,867      2,019

 Income applicable to common shares                      ($3,795)   ($5,166)


 Average number of shares outstanding                     14,489     13,700
 Assumed exercise of stock options                           201        307
 Assumed conversion of 6.5% debentures                     6,151      6,151
 Assumed conversion of 7.75% debentures                        0        381
 Assumed conversion of 6.875% debentures                   1,608      1,608

 Average shares as adjusted                               22,449     22,147


 Fully diluted earnings per common share                  ($0.17)    ($0.23)
                                                             *           *
* Anti-dilutive
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